MONDIAL VENTURES, INC.
6564 Smoke Tree Lane
Paradise Valley, Arizona 85253
Tel: 480.948.6581, Fax: 623.321.1914

February 28, 2013

Attn: Ms. Suying Li
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Telephone: (202) 551-3335

Re: Mondial Ventures, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed February 19, 2013
File No. 000-51033

Dear Ms. Li

Thank you for your written correspondence February 20, 2013 and follow up phone correspondence of February 26 and 28, 2013 respectively.

Pursuant to your request and addressing comments therein the written correspondence we have filed an Amendment No. 1 for Item 4.01 on Form 8-K as of February 27, 2013.

Further , in connection therewith we acknowledge the following:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

-	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your courtesies extended.

Sincerely,

/s/Dennis Alexander
Dennis Alexander
CEO
Mondial Ventures, Inc.